UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

WBY Entertainment Holdings Ltd. Bo Wan 4th Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing P. R. China +86 186 1027 8093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 07, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WBY Entertainment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,892,650
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,892,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,892,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.74% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on the number in Row 11 above divided by 23,250,583 Ordinary Shares outstanding, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP No.	G7864D112	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bo Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,892,650
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,892,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,892,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.74% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on the number in Row 11 above divided by 23,250,583 Ordinary Shares outstanding, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2020.

Item 1.	Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D”) relates are the ordinary shares, with no par value (the “Ordinary Shares”) of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”) whose principal executive office is located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by WBY Entertainment Holdings Ltd. (“WBY”), a company organized under the laws of the British Virgin Islands, and Bo Wan, a Canadian citizen (each a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons entered into a Joint Filing Agreement on May 18, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 6.

WBY is a holding company with its principal office located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China 100029.

Bo Wan is the sole shareholder and the director of WBY. Bo Wan is a citizen of Canada with his business address located at 4th Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China 100029.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to the Share Exchange Agreement dated October 28, 2019, by and among WBY, Lavacano Holdings Limited (“Lavacano”), the Issuer (at that time known as Wealthbridge Acquisition Limited) and Scienjoy Inc. (“Scienjoy”, at that time 100% of the issued and outstanding equity interests of which were owned by Lavacano and WBY), WBY and Lavacano acquired certain number of Ordinary Shares of the Issuer in exchange for the Issuer acquiring 100% of the issued and outstanding shares of Scienjoy Inc. from WBY and Lavacano. Therefore, the shares of Scienjoy Inc. held by WBY were the consideration for the 3,892,650 Ordinary Shares of the Issuer acquired by WBY.

Item 4.	Purpose of Transaction

The purpose of the transaction was to list Scienjoy’s mobile entertainment live streaming business on the U.S. capital market to capitalize the emerging opportunities through a business combination between the Issuer and Scienjoy. As part of the business combination, WBY acquired the Ordinary Shares of the Issuer pursuant to the Share Exchange Agreement.

Pursuant to the Share Exchange Agreement, WBY may be entitled to receive additional earnout shares as follows:

(1) if Scienjoy’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, WBY will be entitled to receive 600,000 ordinary shares of the Issuer (subject to the reclassification of the Ordinary Shares of the Issuer as described below); and

(2) if Scienjoy’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, WBY will be entitled to receive 600,000 Ordinary Shares of the Issuer (subject to the reclassification of the Ordinary Shares of the Issuer as described below).

Notwithstanding the net income before tax achieved by the Issuer for any period, WBY will receive (i) 600,000 Ordinary Shares if the share price of the Issuer is higher than $20.00 for any sixty days in any period of ninety consecutive trading days between May 8, 2021 and May 7, 2022, and (ii) 600,000 Ordinary Shares if the share price of the Issuer is higher than $25.00 for any sixty days in any period of ninety consecutive trading between May 8, 2022 and May 7, 2023.

Pursuant to the Escrow Agreement among Loeb & Loeb LLP, the Issuer (then known as Wealthbridge Acquisition Limited), Lavacano, and WBY dated May 7, 2020, the Issuer has deposited 1,640,000 Ordinary Shares to secure the indemnification obligations of Lavacano and WBY as contemplated by the Share Exchange Agreement. In the event any portion of the escrow shares remains in escrow with Loeb & Loeb LLP, as the escrow agent, on May 7, 2021, the remaining escrow shares will be released to Lavacano and WBY according to applicable percentage as set forth in the Escrow Agreement within 5 business days.

Pursuant to the Registration Rights Agreement among the Issuer (then known as Wealthbridge Acquisition Limited), Lavacano, and WBY dated May 7, 2020, WBY will be entitled to (i) make a written demand for registration under the Securities Act of 1933 of all or part of the closing payment shares (up to a maximum of two demands in total), and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the transaction contemplated under the Share Exchange Agreement.

Pursuant to the Share Exchange Agreement, if the Issuer becomes a Foreign Private Issuer following the consummation of the transaction contemplated thereby, the Issuer plans to use its reasonable best efforts to adopt a dual-class share structure, which includes reclassification of existing Ordinary Shares into class A ordinary shares with one vote per share and authorization and issuance of class B ordinary shares with ten votes per share. Together with the adoption of the dual-class share structure, part of the Ordinary Shares held by Lavacano will be converted into class B ordinary shares. Pursuant to the Voting Agreement among the Issuer (then known as Wealthbridge Acquisition Limited), Oriental Holdings Limited (“Oriental”), Lavacano, WBY and Yongsheng Liu dated May 7, 2020, WBY has agreed to vote in favor of the reclassification of the Ordinary Shares into class A and class B ordinary shares and Lavacano’s conversion of a certain amount of class A ordinary shares to class B ordinary shares, as described in the Share Exchange Agreement.

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D are calculated based on 23,250,583 Ordinary Shares outstanding, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2020 (the “Record Date”).

(a)	As of the Record Date, WBY directly beneficially owns 3,892,650 Ordinary Shares, representing 16.74% of the issued and outstanding shares of the Issuer.

Bo Wan is the sole shareholder and director of WBY. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Bo Wan may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by WBY.

(b)	Bo Wan, the sole shareholder and director of WBY, may be deemed to share the power to (i) vote or direct to vote the 3,892,650 Ordinary Shares beneficially owned by WBY and (ii) dispose of or direct the disposition of such Ordinary Shares.

Pursuant to the Voting Agreement, (i) as promptly as practicable following the determination that the Issuer qualifies as a Foreign Private Issuer, WBY has agreed to vote in favor of the reclassification of the Ordinary Shares into class A and class B ordinary shares, and Lavacano’s conversion of a certain amount of class A ordinary shares to class B ordinary shares, as described in the Share Exchange Agreement; and (ii) Lavacano and WBY will have the right to designate five (5) persons that the parties to the Voting Agreement must vote in favor of in connection with an election of directors and Oriental will have the right to designate two (2) directors that the parties to the Voting Agreement must vote in favor of in connection with an election of directors.

Pursuant to the Resale Lock-up Agreement between the Issuer (then known as Wealthbridge Acquisition Limited) and WBY dated May 7, 2020, WBY will not, within 365 calendar days from May 7, 2020, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. However, WBY will be allowed to transfer any of the lock-up shares (other than the escrow shares while they are held in the escrow account) under the situations specified in the Resale Lock-up Agreement.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3, 4 and 5 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Ordinary Shares of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Share Exchange Agreement, dated October 28, 2019, by and among Lavacano Holdings Limited, WBY Entertainment Holdings Ltd., Wealthbridge Acquisition Limited and Scienjoy Inc. (incorporate by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).

2	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporate by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 13, 2020).

3	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporate by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 13, 2020).

4	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporate by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 13, 2020).

5	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporate by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 13, 2020).

6	Joint Filing Agreement, dated May 18, 2020, by and between WBY Entertainment Holdings Ltd., and Bo Wan.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2020

WBY ENTERTAINMENT HOLDINGS LTD.

By:	/s/ Bo Wan
Name: Bo Wan
Title: Director

By:	/s/ Bo Wan
Bo Wan